Exhibit 99.61

ImmunoPrecise Antibodies Increases Discovery Capabilities to Help Pinpoint Lead Drug Candidates with Addition of Octet HTX

VICTORIA, May 6, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF), a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced its laboratory in Victoria, BC, has leased a high throughput, label-free Octet HTX biosensor from FortéBio. This analytical tool addresses ImmunoPrecise’s need for increased speed and sample throughput when characterizing large panels of therapeutic antibody candidates.

The Octet HTX offers dramatic time savings for researchers studying the binding interactions of hundreds of drug candidates by producing high quality data supported with analysis tools allowing data-driven decisions to be made with confidence. It is especially useful in early-stage screening to guide the library-to-leads triage and cut time and costs.

“The need for higher analytical throughput is a central theme within our pharma and biopharmaceutical customers,” noted Yasmina Abdiche, Chief Scientific Officer at ImmunoPrecise. “We believe that the HTX system’s throughput, versatility, reliability and ease of use will accelerate our discovery efforts towards identifying clinically-ready leads.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:24e 06-MAY-20